Rule 424(b)(3)
                                   File Nos. 333-31529 and 333-31529-01

PRICING SUPPLEMENT NO. 38 DATED JANUARY 20, 1998
(To Prospectus Dated August 12, 1997, as Supplemented August 15, 1997)

                          COUNTRYWIDE HOME LOANS, INC.
                           MEDIUM-TERM NOTES, SERIES F
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE
                     PAYMENT OF PRINCIPAL, PREMIUM, IF ANY,
              AND INTEREST FULLY AND UNCONDITIONALLY GUARANTEED BY
                       COUNTRYWIDE CREDIT INDUSTRIES, INC.
                               FLOATING RATE NOTES
                               -------------------


Trade Date:    January 20, 1998              Book Entry:    |X|
Issue Price:   100%                          Certificated:  |_|
Original Issue Date:    January 23, 1998     Principal Amount: $75,000,000
Stated Maturity Date:   January 23, 2003     Net Proceeds:     $74,006,250(FN*)

                                             Specified Currency:U.S. Dollars

Base     |_| Commercial Paper       |X| LIBOR                 |_| Certificate of
Rate(s):      Rate                      Telerate Page 3750        Deposit Rate
         |_| Treasury Rate          |_| Federal Funds Rate    |_| Prime Rate
         |_| CMT Rate               |_| Eleventh District     |_| Other
                                        District Cost of
                                        Funds Rate

Exchange Rate Agent:  N/A

Minimum Denomination:  $100,000              Maximum Interest Rate: N/A
Initial Interest Rate: 5.715%                Minimum Interest Rate: N/A
Interest Determination Dates: Two Business   Interest Factor Convention: N/A
                              Days prior to  Index Maturity: Three months
                              each Interest  Spread (plus or minus): Plus 9
                              Payment Date                           basis
                                                                     points
Interest Reset Dates: Same as Interest       Spread Multiplier: N/A
                      Payment Dates          Fixed Rate Commencement Date: N/A
Interest Payment Dates: Every April 23,      Fixed Interest Rate: N/A
                        July 23, October 23
                        and January 23,
                        commencing April 23,
                        1998
Agent: Lehman Brothers Inc.
Calculation Agent: The Bank of New York

Redemption:                            Repayment:

Check box opposite applicable            Check box opposite applicable
   paragraph:                               paragraph:
|X| The Notes cannot be                  |X|  The Notes cannot be
    redeemed prior to maturity.               be repaid prior to maturity.
|_| The Notes may be redeemed            |_|  The Notes may be
    prior to maturity.                        repaid prior to maturity.
Initial Redemption Date:                 Optional Repayment Dates:
Initial Redemption Percentage:
Annual Redemption Percentage Reduction, if any:


[FN]
* Reflects payment of the Agent's commission and premium paid in connection with the Policy issued (as described in "Additional/Other Terms").


Additional/Other Terms:

     The following information has been furnished by MBIA Insurance Corporation (the "Insurer") for use in this Pricing Supplement.

     The holders of the Notes to which this Pricing Supplement relates (the "Noteholders") are entitled to the benefit of a financial guaranty insurance policy (the "Policy") issued by the Insurer in favor of The Bank of New York, as trustee for the benefit of the Noteholders (the "Trustee"). The following summary of the material terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the provisions of the Policy.

     The Policy provides that the Insurer unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of CHL to the Trustee or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Notes as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any Noteholder pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such Noteholder within the meaning of any applicable bankruptcy law (a "Preference").

     The Policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Note. The Policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis;
(iii) payments of the purchase price of the Notes upon tender by any owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Policy also does not insure against nonpayment of principal of or interest on the Notes resulting from the insolvency, negligence or any other act or omission of the Trustee or any other trustee for the Notes.

     Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Trustee or any Noteholder for which the payment of an insured amount is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York (the "Fiscal Agent"), or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Notes or presentment of such other proof of ownership of the Notes, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Notes as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such Noteholders in any legal proceeding related to payment of insured amounts on the Notes, such instruments being in a form satisfactory to the Fiscal Agent, the Fiscal Agent shall disburse to such Noteholders or the Trustee payment of the insured amounts due on such Notes, less any amount held by the Trustee for the payment of such insured amounts and legally available therefor.

     Any notice under the Policy or service of process on the Fiscal Agent may be made at the address listed below for the Fiscal Agent or such other address as the Insurer shall specify in writing to the Trustee.

     The notice address of the Fiscal Agent is 15th Floor, 61
Broadway, New York, New York 10006 Attention: Municipal Registrar and Paying Agency, or such other address as the Fiscal Agent shall specify to the Trustee in writing.

     In the event the Insurer were to become insolvent, any claims arising under a policy of financial guaranty insurance are excluded from coverage by the California Insurance Guaranty Association, established pursuant to Article 14.2 (commencing with Section 1063) of Chapter 1 of Part 2 of Division 1 of the California Insurance Code.

     The Policy is not cancelable for any reason. The premium on the Policy is not refundable for any reason including payment, or provision being made for payment, prior to maturity of the Notes.

     The Insurer is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and is subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts for certain periods of time.

     On November 14, 1997, MBIA Inc. announced the signing of a definitive agreement to merge with CapMAC Holdings Inc. ("CHI"), the parent company of Capital Markets Assurance Corporation ("CapMAC"), in a stock-for-stock transaction valued at $607 million. The announcement also stated that all outstanding policies issued by CapMAC will be backed by the full financial resources of MBIA Inc., and that the agreement is subject to regulatory approvals and approval by CHI shareholders.

     The consolidated financial statements of the Insurer, a wholly owned subsidiary of MBIA Inc., and its subsidiaries as of December 31, 1996 and December 31, 1995 and for each of the three years in the period ended December 31, 1996, prepared in accordance with generally accepted accounting principles, included in the Annual Report on Form 10-K of MBIA Inc. for the year ended December 31, 1996 and the consolidated financial statements of the Insurer and its subsidiaries for the nine months ended September 30, 1997 and for the periods ending September 30, 1997 and September 30, 1996 included in the Quarterly Report on Form 10-Q of MBIA Inc. for the period ending September 30, 1997 are hereby incorporated by reference into this Pricing Supplement and shall be deemed to be a part hereof. Any statement contained in a document incorporated by reference herein shall be modified or superseded for purposes of this Pricing Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Pricing Supplement.

     All financial statements of the Insurer and its subsidiaries included in documents filed by MBIA Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Pricing Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Pricing Supplement and to be a part hereof from the respective dates of filing such documents.

     The tables below present selected financial information of the Insurer determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities ("SAP") and generally accepted accounting principles ("GAAP"):


                                                         SAP
                                        -------------------------------------
                                        December 31, 1996  September 30, 1997
                                        -----------------  ------------------
                                            (Audited)          (Unaudited)

                                                    (In millions)

Admitted Assets.......................        $4,476              $5,165

Liabilities...........................         3,009               3,457

Capital and Surplus...................         1,467               1,708



                                                        GAAP
                                        -------------------------------------
                                        December 31, 1996  September 30, 1997
                                        -----------------  ------------------
                                            (Audited)          (Unaudited)

                                                    (In millions)

Assets................................        $5,066              $5,819

Liabilities...........................         2,262               2,594

Shareholder's Equity..................         2,804               3,225


     Copies of the financial statements of the Insurer incorporated by reference herein and copies of the Insurer's 1996 year-end audited financial statements prepared in accordance with statutory accounting practices are available, without charge, from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

     The Insurer does not accept any responsibility for the accuracy or completeness of this Pricing Supplement or any information or disclosure contained herein, or omitted herefrom, other than with respect to the accuracy of the information regarding the Policy and Insurer set forth above. Additionally, the Insurer makes no representation regarding the Notes or the advisability of investing in the Notes.

     Moody's Investors Service, Inc. rates the claims paying ability of the Insurer "Aaa."

     Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. rates the claims paying ability of the Insurer "AAA."

     Fitch IBCA, Inc. (formerly known as Fitch Investors Service,
L.P.) rates the claims paying ability of the Insurer "AAA."

     Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Notes, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Notes. The Insurer does not guaranty the market price of the Notes nor does it guaranty that the ratings on the Notes will not be revised or withdrawn.


                                -------
                                EXPERTS

     The consolidated financial statements of MBIA Insurance Corporation and Subsidiaries as of December 31, 1996 and December 31, 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference into this Pricing Supplement, have been audited by Coopers & Lybrand, L.L.P., independent accountants, as set forth in their report thereon incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

                                -------



     The Notes to which this Pricing Supplement relates will constitute unsecured and unsubordinated indebtedness of CHL and will rank pari passu in right of payment with CHL's other unsecured and unsubordinated indebtedness. As of November 30, 1997 the Guarantor did not have any secured indebtedness outstanding, and CHL had $258,207,000 aggregate principal amount of secured indebtedness outstanding. As of such date, CHL had $7,136,241,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked pari passu in right of payment with CHL's other unsecured and unsubordinated indebtedness and will rank pari passu in right of payment with the Notes to which this Pricing Supplement relates.